SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                          Commission File Number 1-1910

                       Baltimore Gas and Electric Company
             (Exact name of registrant as specified in its charter)

                   39 W. Lexington Street, Baltimore, MD 21201, 410-234-5000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
            (Title of each class of securities covered by this Form)

                7.16% Trust Originated Preferred Securities ($25
                   liquidation amount per preferred security)
                    issued by BGE Capital Trust I, fully and
                  unconditionally guaranteed, based on several
           obligations, by Baltimore Gas and Electric Company
(Titles of all other  classes of  securities  for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)       [X]     Rule 12h-3(b)(1)(ii)  [   ]
            Rule 12g-4(a)(1)(ii)      [ ]
            Rule 12g-4(a)(2)(i)       [ ]     Rule 12h-3(b)(2)(i)   [   ]
            Rule 12g-4(a)(2)(ii)      [ ]     Rule 12h-3(b)(2)(ii)  [   ]
            Rule 12h-3(b)(1)(i)       [ ]     Rule 15d-6            [   ]

 Approximate number of holders of record as of the certification or notice date:
                                       One

         Pursuant to the requirements of the Securities Exchange Act of 1934, Baltimore Gas and Electric Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    April 30, 1999                     BY:
                                                 /s/ David A. Brune
                                                 David A. Brune, Vice President